September 19, 2024

Daniel Greenspan

John Kernan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	T. Rowe Price High Yield Fund, Inc. (“Registrant”)
on behalf of the following series:
T. Rowe Price High Yield Fund, Inc. (“Acquiring Fund”)
File No. 333-281597

Dear Messrs. Greenspan and Kernan:

The following is in response to your comments provided on September 9, 2024 and September 17, 2024 regarding the Registrant’s registration statement filed on Form N-14 on August 16, 2024 (the “Registration Statement”). Your comments and our responses are set forth below. We have included marked excerpts below highlighting the changes we intend to make in response to your comments, as applicable. Unless otherwise defined, capitalized terms have the same meaning as contained in the Registration Statement.

1.	Comment (J. Kernan): Under Rule 488, the requirements for a Form N-14 filing require that the filing be materially complete, and due to the omission of the consent of the Target Fund’s independent registered public accounting firm in Part C of the registration statement, the Staff deems the filing to be incomplete. Accordingly, please file a delaying amendment.

Response: The Registrant filed a delaying amendment on September 11, 2024 (SEC Accession No. 0001104659-24-098904).

2.	Comment (J. Kernan): Please consider modifying the following sentence in the Registration Statement to clarify which information is being incorporated by reference: “Information relating to the Target Fund contained in the Annual Report, dated February 20, 2024, (File No. 811-05399) is incorporated by reference in this document.” Please also confirm that the information regarding the Board of Directors of the Target Fund is provided as of a recent practicable date.

Response: The Registrant will revise the sentence as follows:

~~Information~~ In addition to the information contained in this Proxy Statement/Prospectus, information relating to the management of the Target Fund contained in the Annual Report, dated February 20, 2024, (File No. 811-05399) is incorporated by reference in this document.

The Registrant notes that the information in the Annual Report supplements the information about the officer and Directors of the Target Fund provided as of the date filing, which is included in the section of the Registration Statement describing the election of Directors of the Target Fund.

3.	Comment (J. Kernan): The section of the Proxy Statement/Prospectus entitled “Supplemental Financial Information” includes disclosure indicating that the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. Please provide supplementally your analysis supporting this statement.

Response: As noted in the Proxy Statement/Prospectus, approximately 34% of the securities of the Target Fund are anticipated to be sold to allow the Target Fund to terminate its liquidity facility and reduce its outstanding borrowings as well as to comply with the 15% Illiquid Investment Limit. The Adviser estimates that approximately 31% of the 34%—or 90% of the total repositioning—is due to the termination of the Target Fund’s liquidity facility and reduction of its outstanding borrowings. As a result, the Registrant concluded that the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. Notwithstanding this conclusion, the Registrant will add the following clarifying disclosure to the Registration Statement where appropriate:

Although the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund, approximately 34% of the securities are anticipated to be sold to allow the Target Fund to terminate its liquidity facility and reduce its outstanding borrowings as well as to comply with the 15% Illiquid Investment Limit.

4.	Comment (J. Kernan): In the discussion of fees and expenses incurred in connection with the Reorganization in the Questions and Answers section of the Proxy Statement/Prospectus, please clarify in the disclosure which costs the Target Fund shareholders will bear indirectly regardless of whether the Reorganization is consummated.

Response: The Registrant will revise the disclosure as follows:

The Target Fund will pay all of the costs associated with the Reorganization, which are estimated to be $615,000 (including auditor and legal fees and the costs of preparing and filing the enclosed Proxy Statement/Prospectus) (the “Reorganization Costs”). These Reorganization Costs will be borne indirectly by the Target Fund’s shareholders regardless of whether the Reorganization is consummated.

In addition to the costs of the Reorganization, as part of its winding up and dissolution, the Target Fund will also bear other costs. These costs include, among others, legal and accounting fees, fees for a non-cancelable run-off directors & officers / errors & omissions policy (as required under the Plan of Reorganization), termination fees that may be incurred for early termination of Target Fund agreements, and severance payments, which are estimated to be approximately $1,135,000. ~~The~~ These estimated ~~Reorganization Costs~~ costs will be borne indirectly by the Target Fund’s shareholders ~~regardless of whether~~ only if the Reorganization is consummated.

The Reorganization Costs and the costs associated with the winding up and dissolution of the Target Fund are separate and independent of each other. Together, these costs are approximately $1,750,000.

These estimated costs will be accrued as a liability of the Target Fund prior to the completion of the Reorganization and such liability will be adjusted if actual costs are higher or lower than the estimate. Accordingly, the NAV of the Target Fund will be reduced by the amount of such costs prior to the determination of the NAV of the Target Fund for purposes of determining the number of Acquiring Fund shares to be received in the Reorganization.

In addition to the fees and expenses described above, Target Fund shareholders will also indirectly bear the estimated brokerage commission and other transaction costs associated with the portfolio repositioning described earlier in the Questions and Answers only if Target Fund shareholders approve the Reorganization.

As applicable, the Registrant has made corresponding changes throughout the Registration Statement.

5.	Comment (J. Kernan): Please correct the reference in the section of the Registration Statement entitled “Financial Highlights” to the “semi-annual report for the Target Fund” for the six-month period ended November 30, 2023 that should instead refer to the “semi-annual report for the Acquiring Fund.”

Response: The Registrant will correct the reference.

6.	Comment (J. Kernan): Please ensure that hyperlinks are added for any documents incorporated by reference into the Registration Statement.

Response (J. Kernan): The Registrant will ensure that hyperlinks are added for all documents incorporated by reference.

7.	Comment (J. Kernan): Please move the section on page 86 of the Proxy Statement/Prospectus entitled “Supplemental Financial Information” to the Statement of Additional Information.

Response: The Registrant will move the section on page 86 of the Proxy Statement/Prospectus entitled “Supplemental Financial Information” to the Statement of Additional Information.

8.	Comment (D. Greenspan): In the fee table included in the Questions and Answers section of the Proxy Statement/Prospectus, please correct the management fees shown for the Acquiring Fund.

Response: The Registrant will correct the management fees shown for the Acquiring Fund.

9.	Comment (D. Greenspan): In the discussion of fees and expenses incurred in connection with the Reorganization in the Questions and Answers section of the Proxy Statement/Prospectus, please add disclosure clarifying that the Reorganization Costs and the costs associated with the winding up and dissolution of the Target Fund are separate and independent of each other.

Response: The Registrant will add disclosure clarifying that the Reorganization Costs and the costs associated with the winding up and dissolution of the Target Fund are separate and independent of each other. Please see the response to Comment 4, which includes the Registrant’s proposed disclosure revisions.

10.	Comment (D. Greenspan): In the section of the Proxy Statement/Prospectus entitled “Fees and Expenses,” please clarify the period for which the Acquiring Fund’s information is presented.

Response: The Registrant will clarify that the Acquiring Fund’s information is presented for the year ended May 31, 2024.

11.	Comment (D. Greenspan): In the section of the Proxy Statement/Prospectus entitled “Fees and Expenses,” please include a bar chart showing the Acquiring Fund’s annual total returns for each of the last 10 calendar years as well as the highest and lowest return for a quarter during the last 10 calendar years.

Response: The Registrant will include the following information for the Acquiring Fund:

Acquiring Fund – Net Asset Value

During the periods shown in the bar chart, the Acquiring Fund’s Investor Class shares’ highest and lowest calendar quarter returns were 10.07% and (13.48)%, respectively, on a net asset value basis for the quarters ended June 30, 2020 and March 31, 2020.

12.	Comment (D. Greenspan): In the section of the Proxy Statement/Prospectus entitled “Reasons for the Proposed Reorganization,” please confirm supplementally that the disclosure includes a discussion of any considerations that were not in favor of the Reorganization.

Response: The Registrant believes that the principal factors considered by the Target Fund Board in approving the Reorganization, whether positive or negative, are set forth and discussed in detail in the section of the Proxy Statement/Prospectus entitled “Reasons for the Proposed Reorganization,” and that such disclosure is consistent with the Board record. The discussion in the Proxy Statement/Prospectus contains a detailed discussion of the Board’s deliberations and reflects both positive factors (e.g., lower fees and expenses and elimination of market price discount) and less favorable factors (e.g., repositioning costs and other expected costs of the reorganization and historic relative investment performance over certain periods) that the Target Fund Board considered.

13.	Comment (D. Greenspan): In the section of the Proxy Statement/Prospectus relating to Proposal 2 entitled “Voting Rights and Required Vote,” please revise the disclosure to address the treatment and effect of abstentions and broker non-votes.

Response: The Registrant will revise the disclosure as follows:

As of the Record Date, 23,374,744 shares of the Target Fund’s common stock were issued and outstanding. Each shareholder is entitled to one vote per share held, and fractional votes for fractional shares held, on any matter submitted to a vote at the Shareholder Meeting, including on Proposal 2.

When a proxy is returned as an abstention or “broker non-vote” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter), the shares represented by the proxy will be treated as present for purposes of determining a quorum but will be disregarded in determining the “votes cast” for Proposal 2.

In a non-contested election, such as the one that will occur during the Shareholder Meeting, a plurality of all the votes cast is sufficient to elect a Director; in a contested election, an affirmative vote of a majority of the shares outstanding and entitled to vote is sufficient to elect a Director. The presence, in person or by proxy, of shareholders of the Fund entitled to cast a majority of the votes entitled to be cast at the Shareholder Meeting constitutes a quorum for the transaction of business. A contested election is one in which the number of nominees exceeds the number of Directors to be elected. Voting for the election of Directors is non-cumulative; accordingly, holders of (i) a majority of the outstanding shares represented at the Shareholder Meeting in person or by proxy may elect all of the Directors in a non-contested election, and (ii) a majority of the shares outstanding and entitled to vote may elect all of the Directors in a contested election. Because the nominees are running unopposed, all are expected to be elected as Directors, as all nominees who receive votes in favor will be elected, while votes not cast or votes to withhold will have no effect on the election outcome.

*              *              *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

Sincerely,

/s/ Sonia Kurian

Sonia Kurian

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.